NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

STRONG FOURTH QUARTER AND FULL-YEAR 2011 RESULTS

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Comparable FFO Grows 18% in 2011 and 11% in the Fourth Quarter

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, February 10, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the year ended December 31, 2011 was $1.69 billion or $2.92 per diluted share, compared with $1.55 billion or $2.73 per diluted share in 2010. Net income attributable to common shareholders for quarter ended December 31, 2011 was $338 million or $0.58 per diluted share, compared with $971 million or $1.70 per diluted share in the fourth quarter of 2010.

Funds from operations (“FFO”) for our commercial operations for the year ended December 31, 2011 increased to $605 million or $1.08 per diluted common share, from $514 million or $0.94 per diluted common share in 2010 on a comparable basis as capital was redeployed from the residential operations business into the more stable commercial property platform. FFO for the quarter ended December 31, 2011 was $151 million or $0.26 per diluted common share, compared with $136 million or $0.25 per diluted common share during the same period in 2010 on a comparable basis:

(US Millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Total FFO	$151	$216	$640	$727
Less: one-time items	—	(32)	(22)	(85)
Less: discontinued residential operations	—	(48)	(13)	(128)
Comparable FFO	$151	$136	$605	$514
Per share	$0.26	$0.25	$1.08	$0.94

FFO, including the residential business which was sold early in the year, and one-time items was $640 million for the year ended December 31, 2011 or $1.14 per diluted common share compared with 2010 FFO of $727 million or $1.37 per diluted common share. For the fourth quarter of 2010, FFO was $216 million or $0.40 per diluted common share.

Commercial property net operating income for the year increased to $1.01 billion, compared with $729 million in 2010, largely as a result of the contribution from the Australian portfolio acquired in September 2010 and other acquisitions during the year. Commercial property net operating income for the fourth quarter of 2011 increased to $305 million, compared with $203 million in the fourth quarter of 2010, largely due to the impact of the property acquisitions and the consolidation of the U.S. Office Fund.

OUTLOOK

“During 2011 we signed 10.1 million square feet of leases, a new record for us and a testament to improving office fundamentals and emerging confidence in many of our markets,” stated Ric Clark, chief executive officer of Brookfield Office Properties. “We have built a strong foundation in 2011 upon which to grow, not only through our leasing achievements but through various capital initiatives and preparations to launch selective developments.”

HIGHLIGHTS OF THE FOURTH QUARTER

Leased 2.7 million square feet of space during the quarter at an average net rent of $29.50 per square foot, representing a 4% increase over expiring net rents in the period, bringing the total amount of space leased for the year to 10 million square feet. This was the highest volume ever for the company, surpassing 2007’s record output by 22%. The portfolio occupancy rate finished the quarter at 93.2%. Highlights from the quarter include:

New York – 919,000 square feet

•	Bank of America/Merrill Lynch: 767,000-square-foot renewal at the World Financial Center
•	Getco: 45,000-square-foot new lease at One Liberty Plaza

Houston – 516,000 square feet

•	Continental Airlines: 223,000-square-foot lease extension at Continental Center II
•	ENI: 141,000-square-foot new lease at Two Allen Center

Toronto – 399,000 square feet

•	Osler, Hoskin & Harcourt: 191,000-square-foot renewal at First Canadian Place
•	MCW Consultants: 35,000-square-foot new lease at Queen’s Quay Terminal

Los Angeles – 386,000 square feet

•	Kirkland & Ellis: 102,000-square-foot renewal at Bank of America Plaza
•	Alston & Bird: 81,000-square-foot new lease at Bank of America Plaza

Washington, DC –235,000 square feet

•	USAC: 72,000-square-foot renewal and expansion at 2000 L St.
•	Carahsoft: 25,000-square-foot new lease at Sunrise Tech Center III (VA)

Actively recycled capital, selling 53 State Street in Boston for $610 million and Newport Tower, Jersey City for $377 million, and reinvesting into new opportunistic investments, including a 51% interest in 1801 California Street, Denver for $215 million and a 49% interest in Four World Financial Center, New York for $264 million.

Completed new property-level financings totaling approximately $500 million, including permanent financing of Bay Adelaide Centre in Toronto for C$405 million at a rate of 4.4%, maturing in 2021.

Consolidated Canadian office assets within Canadian REIT subsidiary which is separately traded. A 25% interest in nine Canadian office properties was sold to 83%-owned Brookfield Office Properties Canada ("BOX”) for C$222 million and the assumption of debt.

Issued C$200 million in senior notes with a January 2017 maturity date and a yield of 4.30%, subsequent to the fourth quarter. The net proceeds of the issue have been used to repay higher-rate debt in an effort to continue to capitalize on the low interest-rate environment and extend maturities.

Increased corporate revolver by $35 million to $695 million, subsequent to the fourth quarter.

GUIDANCE

Brookfield Office Properties announced full-year 2012 diluted funds from operations to be in the range of $613 million to $637 million, or $1.07 to $1.12 per share, with a mid-point of $626 million or $1.10 per share. The primary assumptions used for the mid-point of this guidance range are:

•	an increase in occupancy from 93.2% to 94% by end of 2012;
•	growth in same property net operating income of approximately 1.5% in 2012 compared with 2011;
•	lease termination income of $10 million;
•	an exchange rate that assumes a stronger Canadian dollar at $0.99 to US$1.00 and a stronger Australian dollar at $0.96 to US$1.00;
•	no acquisitions, and dispositions amounting to net proceeds of approximately $200 million which are expected to be sold in the first half of the year with proceeds assumed to repay bank lines.

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Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on March 30, 2012 to shareholders of record at the close of business on
March 1, 2012. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N, P and R preferred shares were also declared payable on March 30, 2012 to shareholders of record at the close of business on March 15, 2012.

Net Operating Income and FFO

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

This press release, particularly the “Outlook” and “Guidance” sections, contain forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing fourth quarter and full-year 2011 results on Friday, February 10, 2012 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.437.9357; pass code 3849599, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through March 10, 2012 by dialing 888.203.1112, pass code 3849599. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on February 10, 2012 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	December 31, 2011	December 31, 2010

Assets
Investment properties
Commercial properties	$19,258	$12,742
Commercial developments	1,412	1,050
Equity accounted investments(1)	2,256	2,957
Receivables and other	1,290	1,596
Restricted cash and cash equivalents	69	42
Cash and cash equivalents	434	142
Assets held for sale(2)	425	1,891
Total assets	$25,144	$20,420

Liabilities
Commercial property debt	$10,635	$7,261
Accounts payable and other liabilities	1,072	936
Deferred tax liabilities	547	366
Liabilities associated with assets held for sale(3)	217	749
Capital securities	994	1,038
Total liabilities	13,465	10,350
Equity
Preferred equity	1,095	848
Common equity	9,080	7,959
Total shareholders’ equity	10,175	8,807
Non-controlling interests	1,504	1,263
Total equity	11,679	10,070
Total liabilities and equity	$25,144	$20,420
Book value per common share	$17.90	$15.75
Book value per common share – pre-tax	$18.94	$16.46
(1)	Includes properties and entities held through joint ventures and associates
(2)	Comprises $423 million of commercial properties, nil of residential development inventory, and $2 million of other assets at December 31, 2011 (December 31, 2010 -- $316 million, $1,244 million, and $331 million, respectively)
(3)	Comprises $210 million of commercial property debt, nil of residential development debt, and $7 million of other liabilities at December 31, 2011 (December 31, 2010 -- $165 million, $489 million, and $95 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Total revenue	$527	$397	$1,787	$1,326
Net operating income
Commercial operations	305	203	1,014	729
Interest and other income	16	54	130	110
	321	257	1,144	839
Expenses
Interest
Commercial property debt	142	101	483	322
Capital securities – corporate	14	15	57	58
General and administrative	37	34	140	123
Depreciation	2	1	9	9
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	126	106	455	327
Gains (losses) and other items	—	(1)	150	(1)
Fair value gains	302	582	957	641
Share of net earnings from equity accounted investments(1)	110	246	599	604
Income before income tax expense	538	933	2,161	1,571
Income tax expense (benefit)	140	(71)	314	(6)
Net income from continuing operations	398	1,004	1,847	1,577
Income (loss) from discontinued operations	(4)	38	49	109
Net income	394	1,042	1,896	1,686
Non-controlling interests	56	71	206	134
Net income attributable to common shareholders	$338	$971	$1,690	$1,552
(1)	Includes valuation gains of $79 million and $177 million, respectively, for the three months ended December 31, 2011 and December 31, 2010 and gains of $389 million and $318 million for the twelve months ended December 31, 2011 and December 31, 2010, respectively.

	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.65	$1.84	$3.15	$2.80
Discontinued operations	(0.01)	0.07	0.09	0.22
	$0.64	$1.91	$3.24	$3.02

	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.59	$1.63	$2.83	$2.53
Discontinued operations	(0.01)	0.07	0.09	0.20
	$0.58	$1.70	$2.92	$2.73

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Net income (loss) attributable to common shareholders	$338	$971	$1,690	$1,552
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(302)	(582)	(957)	(641)
Fair value adjustments in earnings from equity accounted investments	(79)	(177)	(389)	(350)
Gains (losses) and other items	—	1	(150)	1
Non-controlling interests in above items	46	55	151	79
Income taxes	140	(71)	314	(6)
Discontinued operations(1)	8	20	(15)	49
Cash payments under interest rate swap contracts	—	(1)	(4)	(10)
Funds from operations before gains	151	216	640	674
Realized gain on investment	—	—	—	53
Funds from operations	$151	$216	$640	$727
Preferred share dividends	(17)	(12)	(58)	(39)
FFO attributable to common shareholders	$134	$204	$582	$688
Weighted average common shares outstanding	506.1	506.8	507.9	506.2
FFO per common share	$0.26	$0.40	$1.14	$1.37
(1)	Reflects fair value and other gains net of income taxes

(US Millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Total FFO	$151	$216	$640	$727
Less: one-time items	—	(32)	(22)	(85)
Less: discontinued residential operations	—	(48)	(13)	(128)
Comparable FFO	$151	$136	$605	$514
Per share	$0.26	$0.25	$1.08	$0.94

commercial Property net operating income

(US Millions)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Revenue from continuing operations	$510	$340	$1,677	$1,224
Operating expenses	(205)	(137)	(663)	(495)
Net operating income	$305	$203	$1,014	$729

DISCONTINUED OPERATIONS

(US Millions)	Three Months Ended		Twelve Months Ended
	12/31/11	12/31/10	12/31/11	12/31/10
Commercial revenue from discontinued operations	$14	$14	$55	$56
Operating expenses	(8)	(7)	(28)	(29)
Commercial net operating income from discontinued operations	6	7	27	27
Residential development revenue	—	195	83	554
Operating expenses	—	(147)	(70)	(426)
Residential development net operating income	—	48	13	128
Interest and other income	—	5	1	13
Interest expense	(2)	(2)	(7)	(10)
Funds from discontinued operations	4	58	34	158
Fair value and other gains (losses)	(9)	(6)	19	(10)
Income taxes related to discontinued operations and other	1	(14)	(4)	(39)
Discontinued operations	$(4)	$38	$49	$109